Filed by: LVB Acquisition, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Subject Company’s Commission File No.: 000-54505

To All Zimmer and Biomet Employees:

It has been just over three weeks since we announced our milestone agreement to combine Zimmer and Biomet.

With the initial announcement behind us, our focus over the coming months is to begin planning for the successful integration of both entities after the transaction closes. We anticipate that the transaction will close in the first quarter of 2015 and we are excited to bring these two great companies together to create a leading innovator in the musculoskeletal industry. We have taken two important steps in our planning process by:

•	Forming an Integration Steering Committee to oversee the execution of our integration planning strategy; and
•	Identifying a multi-phase planning process to facilitate a smooth and seamless integration after the close of the transaction.

Integration Steering Committee

One of our primary initiatives in the days following the transaction announcement has been to form an Integration Steering Committee (ISC) with senior representation from both Zimmer and Biomet to oversee the planning process and to spearhead key decisions as we move forward.

The ISC will set the overall vision of our integration planning process and will seek to identify, understand and bring the strengths of each company to the combined entity. The ISC will draw heavily upon the talent, capabilities, technologies and cultures of both entities to form a new entity that leverages the best aspects of both companies. In the near-term, the ISC will also establish and appoint an Integration Management Office and other integration working teams (by region, business unit and function) that will be responsible for providing support throughout the planning process and helping to shape the planning and execution of our combination. Stay tuned for further updates as the Integration Management Office and integration working teams are formed.

We are pleased to announce that the ISC will be comprised of the following eight members, four from Zimmer and four from Biomet:

David Dvorak President and CEO	David Dvorak was appointed President and CEO and a member of the Zimmer Board in May 2007. David joined Zimmer in 2001. Prior to Zimmer, he was Senior Vice President, General Counsel and Secretary for STERIS Corporation.	Jeff Binder President and CEO	Jeff Binder was appointed President and CEO and a member of the Biomet Board in February 2007. Prior to this appointment, Jeff served as Senior Vice President of Diagnostic Operations of Abbott Laboratories.
Jim Crines EVP, Finance and Chief Financial Officer	Jim Crines was appointed CFO of Zimmer in May 2007. Jim joined Zimmer in 1999. Prior to joining the Company, Jim served in financial management roles at American Cyanamid and as a Senior Auditor with PricewaterhouseCoopers.	Dan Florin SVP and Chief Financial Officer	Dan Florin was appointed CFO of Biomet in June 2007. Prior to joining Biomet, he had 17 years of financial officer/controller experience in the medical device industry and five years of public accounting and auditing experience.
Bill Fisher SVP, Global Human Resources	Bill Fisher was appointed Senior Vice President, Global Human Resources of Zimmer in July 2009. He has extensive global leadership experience in human resources, including 15 years with General Electric.	Peggy Taylor SVP, Human Resources	Peggy Taylor was appointed Senior Vice President, Global Human Resources of Biomet in August 2007. Prior to joining Biomet, she had 21 years of HR leadership experience with Abbott.
Chad Phipps SVP, General Counsel and Secretary	Chad Phipps was appointed Senior Vice President, General Counsel and Secretary of Zimmer in May 2007. He joined Zimmer in 2003. Previously, Chad was an attorney with the law firm of Morgan, Lewis & Bockius in Philadelphia.	Dan Williamson SVP and President, Global Reconstructive Joints

Dan Williamson was appointed SVP and President, Global Reconstructive Joints in February 2014.  Dan joined Biomet in 1990 and has held various leadership positions in R&D, Business Development and General Management.

Multi-Phase Integration Planning

Although the exact process and timing for integrating the two organizations will depend on the timing of regulatory clearances, we are planning for a multi-step integration process, which we view in the following four phases:

These phases run sequentially but may also overlap as activities are advanced or extended. The ISC will establish a Vision and Direction for both the integration process and the combined company. We will then move into the following phases:

•	Phase 1: Focusing on creating a robust plan, guidelines and a checklist of activities that each of these planning teams need to accomplish.
•	Phase 2: Outlining the organizational structure of the combined company and completing financial work to ensure we are ready to begin implementation following the closing of the transaction.
•	Phase 3: Implementing the integration plan following the necessary regulatory clearances and completion of the combination, which we expect to occur in the first quarter of 2015. While this phase begins at the closing of the transaction, we anticipate it will be an ongoing effort for a period of time post-close.

Guiding Principles and Goals

Both companies have deep experience in business integrations and we will utilize best practices to drive a seamless integration effort. Throughout each phase of the integration planning process, an important objective is to protect our ongoing businesses’ momentum by continuing to focus on our respective Customers and their patients. While using this integration planning process to create a shared vision of our culture, strategy and operating model, we should keep in mind that we are independent companies until the transaction closes and we must compete as vigorously as we did before the announcement of the merger. It is our mission to create a combined company that will support healthcare professionals and their patients with a broader range of personalized solutions, superior technology and new innovations that enhance clinical outcomes and improve quality of life. By involving leaders from both organizations, we believe we will be a better partner to healthcare professionals and their patients upon the closing of the transaction. We also believe that as a stronger, more diversified company, there will be enhanced opportunities for employees of both companies.

We have heard from many of you since the merger announcement, and in response to some of the most frequently asked questions we have received thus far, we have attached an updated list of FAQs. If you have additional questions, feel free to direct them to teammemberquestions@biomet.com. We will provide periodic updates to the FAQ document over the coming weeks and months and we are committed to keeping you informed as important decisions are made.

Because Zimmer and Biomet have highly recognizable names, we often receive significant attention in the media. As always, it is important to direct media inquiries to the proper company spokespeople. Please forward media inquiries to Bill Kolter at bill.kolter@biomet.com.

The ISC looks forward to updating you on our progress, and thank you for your hard work and ongoing dedication to this important effort for both Zimmer and Biomet.

David Dvorak	Jeffrey Binder
President and Chief Executive Officer,	President and Chief Executive Officer,
Zimmer, Inc.	Biomet, Inc.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; access to available financing on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer will file with the SEC a registration statement on Form S-4, in which a consent solicitation statement will be included as a prospectus, and other documents in connection with the proposed acquisition of LVB. The consent solicitation statement/prospectus will be sent to the stockholders of LVB. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE

MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents which will be filed by Zimmer with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.